November 12, 2015

Securities and Exchange Commission
Division of Corporation Finance
100 First Street, NE
Mail Stop 3561
Washington, DC 20549

Re:	BMW Auto Leasing LLC Financial Services Vehicle Trust Pre-Effective Amendment No. 2 to Registration Statement on Form SF-3 Filed October 30, 2015 File No. 333-205553

Ladies and Gentlemen:

On October 30, 2015, BMW Auto Leasing LLC and Financial Services Vehicle Trust (the “Registrants”), filed with the Securities and Exchange Commission (the “Commission”) a Pre-Effective Amendment No. 2 to Registration Statement on Form SF-3.

We confirm to the Commission that it was the Registrants’ intention in connection with the foregoing to register $2,709,036,742.80 in asset-backed notes by means of a filing fee offset pursuant to Rule 457(p) of $272,800 in fees previously paid with respect to $2,000,000,000 of unsold securities registered on the registrant’s Registration Statement on Form S-3 (Registration No. 333-187614), which was initially filed with the Securities and Exchange Commission on March 29, 2013, as amended by Amendment No. 1 thereto filed on April 30, 2013 and Amendment No. 2 thereto filed on May 7, 2013 (with such fees applied at the current filing fee rate of $100.70 per $1,000,000 in securities registered), as well as to register an additional unspecified amount of asset-backed notes in reliance on Rules 456(c) and 457(s) under the Securities Act.

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Should you have any further questions or comments please contact our counsel, Reed D. Auerbach at Morgan, Lewis & Bockius LLP, at 212-309-6200.

BMW AUTO LEASING LLC

By:     BMW Financial Services NA, LLC,
           as member

By:          /s/ Ritu Chandy
Name:     Ritu Chandy
Title:        Vice President - Finance and Chief Financial Officer

FINANCIAL SERVICES VEHICLE TRUST

By:      BMW Financial Services NA, LLC,
            solely as servicer

By:           /s/ Ritu Chandy
Name:      Ritu Chandy
Title:         Vice President - Finance and Chief Financial Officer